Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Twelve Months Ended December 31, 2024

Hamilton, Bermuda, February 20, 2025

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and twelve months ended December 31, 2024.

Highlights for the Fourth Quarter of 2024

•Total operating revenues of $29.6 million, which is an average time charter equivalent (“TCE”) earnings of approximately $27,800 per day, gross1. Average Baltic 5TC Capesize Index was $18,301 per day.
•Net income of $1.0 million and Adjusted EBITDA2 of $21.3 million for the fourth quarter of 2024.
•Declaration of cash distributions for September, October and November 2024 of $0.10, $0.04 and $0.01 per common share, respectively.

Subsequent Events

•Declaration of cash distributions of $0.005 per common share for each of December 2024 and January 2025.
•Entered into a new time charter agreement for Mount Norefjell for 14 to 38 months. The vessel will earn an index-linked rate, reflecting a premium to the Baltic 5TC index that is higher than the average premium on our current charters.

Contracted CEO, Herman Billung commented:

“The average Baltic Capesize Index (BCI) for 2024 concluded at $22,593 per day. After nine months of relative stability, the BCI experienced a decline, averaging $18,301 per day in the fourth quarter of 2024. The first three quarters of 2024 saw growth in ton miles: a 6.7% increase in iron ore, a 13.7% increase in bauxite, but a 4.6% decrease in coal, leading to an overall increase of 5.5%. However in the fourth quarter of 2024, ton miles declined by 0.8%, primarily driven by an 8.6% decrease in coal. This decrease can be attributed to the splitting of Capesize coal cargoes into smaller sizes for transportation by Panamax vessels, as evidenced by the 4.2% increase in ton miles in the fourth quarter.

As we enter the first quarter of 2025, the Capesize market continues to face challenges, with BCI rates averaging $8,807 per day. This decline is partly seasonal, but the ongoing cannibalization of the coal trade in favor of smaller ships remains a negative factor.

Despite the short-term pressures, we maintain a positive long-term outlook for large dry bulk ships. The current order book of new Capesize vessels stands at a historic low of only 7.2% of the existing fleet, and yard capacity is down 50% from its peak. Additionally, 20% of the entire fleet will be 20 years old by 2028, which is the earliest opportunity for meaningful fleet expansion. Furthermore, 23% of the total Capesize fleet will require drydocking in 2025 due to 5, 10, 15 and 20-year Special Surveys compared to only 13.6% in 2024.

The Company remains optimistic about significant growth in ton miles, driven by increased iron ore production capacity in the Atlantic from Guinea (120 MT) and Brazil (50 MT), both producers of high-quality iron ore. Should these volumes replace domestically produced iron ore in China, we anticipate a need for an additional 232 Capesize vessels, which is nearly 60% higher than the current order book. Additionally, we expect continued growth in bauxite exports out of Guinea, further fuelling the demand for ton miles.
1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average TCE earnings, gross and Adjusted EBITDA. Average TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 Adjusted EBITDA as presented above represents our net income (loss) plus depreciation of vessels and equipment; any loss from equity method investment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of Adjusted EBITDA to net income.

In the long-term, we expect rising global population and industrialization, coupled with the growing distance between raw material production and end consumers, to lead to sustained demand for large dry bulk vessels. Historically, ton mile demand for Capesize vessels has increased by 5.9% since 2002.

All of our 12 vessels are employed on index-linked charters, earning on average a premium of 42.5% over the Baltic 5TC index, with profit sharing of any economic benefit derived from operating the vessel's scrubber or running on LNG. As a result of our long-term financing, our breakeven point is approximately $16,000 per day on a Capesize index equivalent basis. Most of the excess cash-flow above this threshold is expected to be returned to shareholders through monthly dividends.”

Management discussion and analysis

See below a discussion of the preliminary unaudited results for the fourth quarter of 2024 compared to the unaudited results of the third quarter of 2024:

(in $ thousands)	Three months ended December 31, 2024	Three months ended September 30, 2024	Change ($)	Change (%)
Total operating revenues	29,598	39,199	(9,601)	(24)%
Vessel operating expenses	(6,805)	(6,502)	(303)	5%
Voyage expenses	(491)	(436)	(55)	13%
General and administrative expenses	(1,011)	(1,287)	276	(21)%
Depreciation and amortization	(7,296)	(7,279)	(17)	—%
Total operating expenses	(15,603)	(15,504)	(99)	1%
Operating income	13,995	23,695	(9,700)	(41)%
Loss from equity method investment	(10)	(1)	(9)	100%
Total financial expenses, net	(12,958)	(13,021)	63	—%
Net income	1,020	10,669	(9,649)	(90)%
Adjusted EBITDA	21,291	30,974	(9,683)	(31)%

(in $ thousands)	December 31, 2024	September 30, 2024	Change ($)	Change (%)
Cash and cash equivalents	19,369	21,513	(2,144)	(10)%
Vessels and Equipment	852,979	860,275	(7,296)	(1)%
Total Debt	713,887	719,721	(5,834)	(1)%
Total Equity	154,719	160,159	(5,440)	(3)%

Total operating revenues for the fourth quarter of 2024 were $29.6 million, a $9.6 million decrease compared to the third quarter of 2024. The decrease is a result of the decrease in Average Baltic 5TC Capesize Index from $24,909 per day in the third quarter of 2024 to $18,301 per day in the fourth quarter of 2024, with 11 of our vessels trading on index-linked time charters in the fourth quarter of 2024 (Q3 2024: 7 vessels on index-linked charters for the full quarter). Average TCE earnings, gross decreased from $36,800/day in the third quarter of 2024 to $27,800/day in the fourth quarter of 2024.

Total operating expenses for the fourth quarter of 2024 of $15.6 million remained generally in line with the third quarter of 2024.

Total financial expenses for the fourth quarter of 2024 of $13.0 million remained generally in line with the third quarter of 2024.

Vessels and equipment as of December 31, 2024 was $853.0 million, a $7.3 million decrease compared to $860.3 million as of September 30, 2024. The decrease is primarily due to vessel depreciation during the quarter.

Total debt as of December 31, 2024 was $713.9 million, a $5.8 million decrease compared to $719.7 million as of September 30, 2024. The overall decrease is primarily due to the repayments of principal of $6.5 million on the sale and leaseback arrangements, offset by amortization of deferred finance costs of $0.7 million.

Cash Flows for the Fourth Quarter of 2024

Net cash provided by operating activities was $10.5 million, compared to $16.5 million in the third quarter of 2024. The decrease is primarily due to the decrease in the charter hire received from charterers as a result of the reduction in time charter revenue in the fourth quarter of 2024.

Net cash used in financing activities was $12.6 million, primarily consisting of repayments on the sale and leaseback financings of $6.5 million and payments of cash distributions of $6.1 million.

Liquidity and Financing

As of December 31, 2024, the Company had cash and cash equivalents of $19.4 million and $10.0 million available to drawdown under the revolving credit facility with Drew Holdings Ltd (the “Drew Facility”). In 2025, we drew down $2.0 million under the Drew Facility.

After 180 days following the delivery of each newbuilding, each subsidiary under the sale and leaseback arrangements with CCB Financial Leasing Company Limited (“CCBFL”) and Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the following three months which amounts to approximately $1.5 million per vessel. As of December 31, 2024, cash and cash equivalents include $12.3 million which the Company is required to maintain as minimum cash balance for all eight vessels under the sale and leaseback arrangements with CCBFL and Jiangsu. There are no requirements to increase the minimum cash upon reaching this threshold.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Repayments on the financing for the installation of the scrubbers on the first four vessels is expected to conclude by the first quarter of 2026. After repayment of this financing, the cash break-even will be reduced by approximately $800 per day.

On October 31, 2024, the Company entered into an addendum with Drew in relation to the Drew Facility to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on the Term Secured Overnight Financing Rate (“SOFR”) from 8% to 6.5% per annum.

Commercial Update

In the fourth quarter of 2024, the Company achieved average TCE earnings, gross of approximately $27,800 per day, including average daily scrubber and LNG benefits of approximately $2,300 per day. This is equivalent to a 52% premium to the Capesize index.

In addition, in the fourth quarter of 2024, the Company’s vessels trading on index-linked time charters earned approximately $27,600 per day, gross, including average daily scrubber and LNG benefits. The Company’s vessels trading on fixed rate time charters earned approximately $30,100 per day, gross.

The Baltic 5TC Capesize Index averaged $18,301 per day in the fourth quarter of 2024.

Fleet Status

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type	2025				2026				2027				2028
			Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Mount Norefjell	2023	DF Newcastlemax	1	Index
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna[2]	2023	DF Newcastlemax	Index[2]
Mount Blanc	2023	DF Newcastlemax	Index[2]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina	2023	DF Newcastlemax	Index[2]
Mount Bandeira	2024	DF Newcastlemax	Index[2]
Mount Hua	2024	DF Newcastlemax	Index[2]
Mount Elbrus	2024	DF Newcastlemax	Index
Mount Denali	2024	DF Newcastlemax	Index[2]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	Index

Option	Available

1 $30,000 fixed rate per day
2 Evergreen structure

Market Commentary

The Baltic 5TC Capesize index as of February 19, 2024 stands at $7,187 having averaged $8,807 year to date, a decrease from $20,028 during the same period in 2024.

Following strong Capesize demand (measured in ton miles) for coal, iron ore and bauxite in the first three quarters of 2024, we saw a correction in the fourth quarter with a decrease in the Capesize demand in the quarter, especially for Capesize coal demand. Overall, total Capesize demand 2024 increased by 3.1% year-on-year.

Iron ore imports to China continued with solid volumes throughout the year, increasing by 8 MT in the fourth quarter year-on-year, and a 4 MT increase in iron ore shipments to the rest of the world. The overall Capesize shipments to China increased by 10 MT or 1.1% year-on-year in the fourth quarter of 2024 compared to the same period last year.

Growth in vessel supply for large bulk carriers is still anticipated to be moderate in the coming years with expected Capesize deliveries of 7.8 million dwt in 2025 (approximately 2.2% of the existing fleet), 10.4 million dwt (approximately 2.6% of the existing fleet) for 2026 and 13 million dwt (approximately 3.3% of the existing fleet) after 2026.

Following the existing orders of Newcastlemax vessels, available newbuilding berths with delivery before the second half of 2028 are expected to be limited. Current newbuilding costs for a dual-fuel Newcastlemax in China are believed to be approximately $95 million.

We continue to see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in

Guinea is reported to be advancing at a good pace, with the first shipment being expected in 2025 with an expected 24-month ramp-up to 60 million tons per annum for phase 1, and an additional 60 million tons per annum for phase 2. In addition, Vale is targeting a 50 million tons per annum increase in capacity by 2026 from Vargem Grande, Capanema and the S11D mine.

Key downside risks to the Capesize market include a potential continued economic slowdown in China, as well as heightened geopolitical tensions. A Suez Canal reopening could potentially lead to shorter duration on certain trades, although the Capesize trade is less affected than other segments due to trading routes. The physical market in terms of volumes transported, has increased throughout the year, and to date we have not seen a slowdown in the Chinese demand. A weak Panamax market has proven challenging for the coal transport on Capesize and Newcastlemax vessels in the fourth quarter of 2024, and we are monitoring key Panamax markets to identify when the coal cargo splits will yet again emerge on Capesize and Newcastlemax vessels on a larger scale. A potential cease fire and resumption of cargo volumes from Ukraine and Russia is expected to have a positive impact on ton-mile demand, driven by increase in coal imports to Ukraine and iron ore exports from Ukraine.

Capesize Fleet Development

The global Capesize fleet stands at 400 million dwt as of January 2025, up from 394 million dwt in January 2024. The current order book for Capesize dry bulk vessels currently stands at 7.2% of the existing fleet, up from 6.5% in January 2024.

14.2 million dwt was ordered in 2024, compared to 11.4 million dwt ordered in 2023, and 0.84 million dwt was scrapped in 2024, compared to 1 million dwt in 2023.

Operational Update

In the fourth quarter of 2024, our fleet had 1,104 operational days, and a utilization rate of 99.0% of our vessels.

Outlook

Only about 146 large bulk carriers are due for delivery prior to 2028 and we expect a significant number of vessels to be due for dry docking in the next couple of years. About 23% of the total Capesize fleet, ranging from 159k dwt to 211k dwt, are due for dry dock or Special Surveys in 2025 compared to 13.6% in 2024. Based on the order book, the fleet is only scheduled to have a growth of about 2.2% in 2025, adjusting for the upcoming dry dock schedule. Approximately 100 Capesize vessels are 20 years old or older as of January 2025, and the average fleet age is increasing.

Ton mile intensive trades of raw materials sourced in the Atlantic basin with demand in the Far East is expected to continue. Iron ore from Brazil and Guinea, typically have three times longer sailing distance relative to the Pacific basin supply. To put this in context, the potential 170 MT per year incremental iron ore supply from Guinea and Brazil could result in a demand for approximately 250 incremental Capesize equivalent ships.

Himalaya Shipping has the most modern Newcastlemax fleet owned by a listed company in the industry. With no planned reinvestment needs in the fleet, and a strong focus on capital discipline, we expect that cash flows generated above cash breakeven to be returned to shareholders through monthly dividends.

The dual fuel LNG capability of our vessels means that, when a vessel is running on LNG, the CO2 emissions are reduced to more than half compared to a standard Capesize index ship. It is estimated that approximately 200 MTPA, equivalent to a 40% increase in new LNG liquefaction capacity is coming by 2028. We expect this to lead to lower LNG prices, and potentially give us an additional fuel benefit vs running ships on VLSFO or HFO. This should provide benefits to the environment, charterer and owner.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including reduced emissions when running on LNG, the terms of our charters and chartering activity including the information under “Fleet status”, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, expected demand for vessels and expected drivers of demand including projects, including expected shipping capacity required for projects such as those in Guinea and Brazil and underlying assumptions, developments in trading routes, utilization of the global fleet and our fleet, expected trends in the global fleet including vessel orders and orderbook, expected supply of new vessels in the coming years and expected cost of newbuilds, yard capacity, statements about our capital strategy, dividend objectives and plans, statements made in the sections above entitled “Subsequent events,” “Market commentary,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, including expected drydocking, statements in this document under the heading “Going Concern” in Note 1 of the Unaudited Condensed Consolidated Financial Statements for the three and twelve months ended December 31, 2024 included herein, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to achieve charter rates above our break-even rate;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 27, 2024.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

February 20, 2025

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Bjorn Isaksen (Chairman of the Board)
Carl Erik Steen (Director)
Georgina Sousa (Director)
Jehan Mawjee (Director)
Mi Hong Yoon (Director)

Questions should be directed to:

Herman Billung: Contracted CEO, +47 9183 1590

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance.Set forth below is a reconciliation of average TCE earnings, gross to total operating revenues for the periods presented.

In $ thousands, except per day and number of days	Three months ended		Twelve months ended
	December 31, 2024	September 30, 2024	December 31, 2024
Total operating revenues	29,598	39,199	123,580
Add: Address commissions	1,057	1,453	4,483
Total operating revenues, gross	30,655	40,652	128,063
Fleet operational days	1,104	1,104	3,941
Average TCE earnings, gross	27,800	36,800	32,500

We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation and amortization, total financial expenses, net, loss from equity method investments and income tax. Set forth below is a reconciliation of Adjusted EBITDA to net income for the periods presented.

	Three months ended		Twelve months ended
In $ thousands	December 31, 2024	September 30, 2024	December 31, 2024
Net income	1,020	10,669	21,044
Depreciation and amortization	7,296	7,279	26,474
Loss from equity method investment	10	1	11
Total financial expenses, net	12,958	13,021	45,557
Income tax	7	4	11
Adjusted EBITDA	21,291	30,974	93,097

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.